

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 9, 2021

Hardeep Gulati
Chief Executive Officer
PowerSchool Holdings, Inc.
150 Parkshore Dr.
Folsom, CA 95630

> **Re: PowerSchool Holdings, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 23, 2021**
> **File No. 333-255067**

Dear Mr. Gulati:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 17, 2021 letter.

Amendment No. 2 to Form S-1

Dilution, page 87

1. We note your response to prior comment 1. Please supplementally show us how your dilution disclosure would appear both with and without the impact of Assumed Redemption.

You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Robert M. Hayward, P.C.